UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2010
Commission file number 1- 33198
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐     No ☑

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2010

ITEM 1 — FINANCIAL STATEMENTS
TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
	$	$	$	$
REVENUES (including $33,437 and $103,753 from related parties for the three and nine months ended September 30, 2010, respectively, and $37,294 and $110,382 for the three and nine months ended September 30, 2009, respectively — notes 9a, 9b, 9c and 9d)	200,379	204,509	637,769	608,460

OPERATING EXPENSES
Voyage expenses	27,692	29,363	97,595	76,405
Vessel operating expenses (including $1,142 and $3,379 from related parties for the three and nine months ended September 30, 2010, respectively, and $1,102 and $3,691 and for the three and nine months ended September 30, 2009, respectively — note 9g and 9k, note 10)	61,105	55,837	176,126	174,766
Time-charter hire expense (including $nil from related parties for the three and nine months ended September 30, 2010, and $nil and $3,416 for the three and nine months ended September 30, 2009, respectively — note 9j)	20,352	27,772	68,814	89,061
Depreciation and amortization	42,623	40,981	128,009	121,366
General and administrative (including $10,584 and $31,773 from related parties for the three and nine months ended September 30, 2010, respectively, and $9,992 and $30,679 for the three and nine months ended September 30, 2009, respectively — notes 9e, 9f, 9g, 9h, 9k and 9l, note 10)	14,450	12,840	44,138	38,993
Restructuring charge (note 7)	—	371	119	4,053

Total operating expenses	166,222	167,164	514,801	504,644

Income from vessel operations	34,157	37,345	122,968	103,816

OTHER ITEMS
Interest expense (including $nil and $(1,705) from related parties for the three and nine months ended September 30, 2010, respectively, and $(1,724) and $(6,452) for the three and nine months ended September 30, 2009, respectively — note 9k and 9l, note 6)	(7,308)	(9,147)	(22,959)	(33,532)
Interest income	235	141	633	1,098
Realized and unrealized (loss) gain on derivative instruments (including $nil from related parties for the three and nine months ended September 30, 2010 and $(6,446) and $6,842 for the three and nine months ended September 30, 2009, respectively — note 9k, note 10)	(30,769)	(37,302)	(108,929)	37,716
Foreign currency exchange gain (loss)(note 10)	1,737	(4,359)	1,173	(7,988)
Other income — net (note 8)	1,636	2,068	5,580	7,055

Total other items	(34,469)	(48,599)	(124,502)	4,349

(Loss) income before income tax (expense) recovery	(312)	(11,254)	(1,534)	108,165
Income tax (expense) recovery (note 11)	(8,779)	(20,234)	8,686	(26,928)

Net (loss) income	(9,091)	(31,488)	7,152	81,237

Non-controlling interest in net (loss) income	(5,231)	(12,560)	(1,954)	32,831
Dropdown Predecessor’s interest in net (loss) income (note 1)	—	(5,551)	921	11,378
General Partner’s interest in net (loss) income	745	79	2,428	1,642
Limited partners’ interest:(note 13)
Net (loss) income	(4,605)	(13,456)	5,757	35,386
Net (loss) income per:
- Common unit (basic and diluted)	(0.10)	(0.37)	0.14	1.13
- Subordinated unit (basic and diluted)	—	(0.42)	—	1.07
- Total unit (basic and diluted)	(0.10)	(0.39)	0.14	1.11

Weighted-average number of units outstanding:(note 13)
- Common units (basic and diluted)	45,450,625	25,056,250	42,165,412	21,985,714
- Subordinated units (basic and diluted)	—	9,800,000	—	9,800,000
- Total units (basic and diluted)	45,450,625	34,856,250	42,165,412	31,785,714

Cash distributions declared per unit	0.475	0.45	1.400	1.35

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	September 30, 2010	December 31, 2009
	$	$
ASSETS
Current
Cash and cash equivalents (note 6)	158,466	101,747
Accounts receivable	45,738	66,992
Net investments in direct financing leases — current	21,510	22,656
Prepaid expenses	33,138	34,787
Due from affiliates (note 9m)	5,284	17,673
Current portion of derivative instruments (note 10)	3,253	6,152
Other current assets	2,345	1,399

Total current assets	269,734	251,406

Vessels and equipment (note 6)
At cost, less accumulated depreciation of $1,115,247 (December 31, 2009 - $993,330)	1,851,239	1,917,248

Net investments in direct financing leases	56,574	71,722
Derivative instruments (note 10)	3,487	2,195
Other assets	16,871	20,928
Intangible assets — net (note 5)	30,793	36,885
Goodwill — shuttle tanker segment	127,113	127,113

Total assets	2,355,811	2,427,497

LIABILITIES AND EQUITY
Current
Accounts payable	13,349	14,030
Accrued liabilities	68,833	60,484
Due to affiliates (note 9m)	34,717	40,220
Current portion of long-term debt (including a loan due to parent of $nil and $44,845 as at September 30, 2010 and December 31, 2009, respectively — note 6)	152,562	153,004
Current portion of derivative instruments (note 10)	32,153	31,852

Total current liabilities	301,614	299,590

Long-term debt (including a loan due to parent of $nil and $60,000 as at September 30, 2010 and December 31, 2009, respectively — note 6)	1,339,981	1,627,455
Deferred income tax	3,426	16,481
Derivative instruments (note 10)	116,988	38,327
Other long-term liabilities	16,399	18,439

Total liabilities	1,778,408	2,000,292

Commitments and contingencies (notes 6, 10, and 12)

Redeemable non-controlling interest (note 1)	43,330	—

Equity
Dropdown Predecessor equity (note 1)	—	(6,319)
Non-controlling interest	156,632	219,692
Partners’ equity	376,916	213,065
Accumulated other comprehensive income	525	767

Total equity	534,073	427,205

Total liabilities and total equity	2,355,811	2,427,497

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2010	2009
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	7,152	81,237
Non-cash items:
Unrealized loss (gain) on derivative instruments (note 10)	80,099	(82,763)
Depreciation and amortization	128,009	121,366
Deferred income tax (recovery) expense	(12,675)	22,727
Foreign currency exchange loss and other	3,630	1,007
Change in non-cash working capital items related to operating activities	35,687	24,420
Expenditures for drydocking	(16,374)	(27,388)

Net operating cash flow	225,528	140,606

FINANCING ACTIVITIES
Proceeds from drawdown of long-term debt	119,400	119,575
Scheduled repayments of long-term debt (note 6)	(53,236)	(24,124)
Prepayments of long-term debt	(309,235)	(241,090)
Prepayments of joint venture partner advances	—	(20,775)
Joint venture partner advances	—	474
Repayment of long-term debt relating to Dropdown Predecessor relating to Falcon Spirit (note 9l)	(33,634)	—
Contribution of capital from Teekay Corporation to Dropdown Predecessor relating to Petrojarl Varg (note 9k)	—	110,386
Distribution to Teekay Corporation for the acquisition of Falcon Spirit (note 9l)	(10,495)	—
Purchase of Petrojarl Varg from Teekay Corporation (note 9k)	—	(100,000)
Equity contribution from Teekay Corporation to Dropdown Predecessor relating to Falcon Spirit (note 9l)	805	—
Equity contribution from joint venture partner	233	4,772
Proceeds from equity offerings	237,041	109,227
Expenses of equity offerings	(11,117)	(4,945)
Cash distributions paid by the Partnership	(60,579)	(42,788)
Cash distributions paid by subsidiaries to non-controlling interests	(58,969)	(44,093)
Other	(1,025)	(1,114)

Net financing cash flow	(180,811)	(134,495)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(4,292)	(11,726)
Investment in direct financing lease assets	(887)	—
Direct financing lease payments received	17,181	17,013

Net investing cash flow	12,002	5,287

Increase in cash and cash equivalents	56,719	11,398
Cash and cash equivalents, beginning of the period	101,747	132,348

Cash and cash equivalents, end of the period	158,466	143,746

Supplemental cash flow disclosure (note 14)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. dollars and units)

	PARTNERS’ EQUITY
							Other			Redeemable
	Dropdown						Comprehensive	Non-		Non-
	Predecessor	Limited Partners				General	Income (Loss)	controlling	Total	controlling
	Equity	Common		Subordinated		Partner	(Note 10)	Interest	Equity	Interest
	$	Units	$	Units	$	$	$	$	$	$

Balance as at December 31, 2009	(6,319)	27,900	348,071	9,800	(143,590)	8,584	767	219,692	427,205	—

Conversion of subordinated units to common units (note 13)	—	9,800	(143,590)	(9,800)	143,590	—	—	—	—	—
Net income	921	—	5,757	—	—	2,428	—	(1,954)	7,152	—
Reclassification of redeemable non-controlling interest in net income	—	—	—	—	—	—	—	(144)	(144)	144
Unrealized net loss on qualifying cash flow hedging instruments (note 10)	—	—	—	—	—	—	(1,768)	(1,695)	(3,463)	—
Realized net loss on qualifying cash flow hedging instruments (note 10)	—	—	—	—	—	—	1,526	1,466	2,992	—
Proceeds from equity offerings, net of offering costs (note 3)	—	11,098	221,183	—	—	4,741	—	—	225,924	—
Dilution loss on initiation of majority owned subsidiary (note 12a)	—	—	(3,714)	—	—	(76)	—	(3,642)	(7,432)	7,432
Equity contribution from non-controlling interest (note 12a)	—	—	—	—	—	—	—	—	—	35,754
Cash distributions	(1,878)	—	(57,587)	—	—	(2,992)	—	(57,091)	(119,548)	—
Net change in Parent’s equity in Dropdown Predecessor (note 9l)	11,882	—	—	—	—	—	—	—	11,882	—
Acquisition of Falcon Spirit from Teekay Corporation (note 9l)	(4,606)	—	(5,771)	—	—	(118)	—	—	(10,495)	—

Balance as at September 30, 2010	—	48,798	364,349	—	—	12,567	525	156,632	534,073	43,330

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
	$	$	$	$
Net (loss) income	(9,091)	(31,488)	7,152	81,237

Other comprehensive income (loss):
Unrealized net gain (loss) on qualifying cash flow hedging instruments (net of tax of ($274) and ($580) for the three and nine months ended September 30, 2009, respectively, note 10)	6,476	14,154	(3,463)	26,106
Realized net loss on qualifying cash flow hedging instruments (net of tax of ($30) and ($208) for the three and nine months ended September 30, 2009, respectively, note 10)	1,537	1,690	2,992	9,826

Other comprehensive income (loss)	8,013	15,844	(471)	35,932

Comprehensive (loss) income	(1,078)	(15,644)	6,681	117,169
Less: Comprehensive (loss) income attributable to non-controlling interests	1,304	5,178	2,183	(49,446)
Less: Comprehensive (loss) income attributable to Dropdown Predecessor (note 1)	—	4,768	(921)	(13,403)

Comprehensive income (loss) attributable to Partners	226	(5,698)	7,943	54,320

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
1.	Summary of Significant Accounting Policies
Basis of presentation
The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Offshore Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, its wholly owned or controlled subsidiaries and the Dropdown Predecessor, as described below (collectively, the Partnership). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2009, which are included in our Annual Report on Form 20-F. In the opinion of management of our general partner, Teekay Offshore GP L.L.C. (or the General Partner), these interim unaudited consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months and lower in the summer months, as generally there is higher maintenance in the oil fields during the summer months, which leads to lower oil production, and thus, lower shuttle tanker utilization during that period. Significant intercompany balances and transactions have been eliminated upon consolidation.
As required by Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 805, Business Combinations, the Partnership accounted for the acquisition of interests in vessels from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity is carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, by the Partnership over Teekay Corporation’s historical cost is accounted for as an equity distribution to Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Partnership and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, the Partnership’s financial statements prior to the date the interests in these vessels were actually acquired by the Partnership are retroactively adjusted to include the results of these vessels operated during the periods under common control of Teekay Corporation.
On April 1, 2010, the Partnership acquired from Teekay Corporation a floating storage and offtake (or FSO) unit, the Falcon Spirit, together with its charter contract. This transaction was deemed to be a business acquisition between entities under common control. As a result, the Partnership’s balance sheet as at December 31, 2009, the Partnership’s statement of income for the nine months ended September 30, 2010 and the Partnership’s statement of cash flows for the nine months ended September 30, 2010 have been retroactively adjusted to include the results of the acquired vessel (referred to herein, together with the results of the Petrojarl Varg described below, as the Dropdown Predecessor), from the date that the Partnership and the acquired vessel were both under common control of Teekay Corporation and had begun operations. The vessel began operations under the ownership of Teekay Corporation on December 15, 2009. The effect of adjusting the Partnership’s financial statements to account for the common control transfer of the Falcon Spirit increased the Partnership’s net income by $0.9 million for the nine months ended September 30, 2010.
On September 10, 2009, the Partnership acquired from Teekay Corporation a floating production, storage and offloading (or FPSO) unit, the Petrojarl Varg, together with its operations and charter contracts with Talisman Energy. This transaction was deemed to be a business acquisition between entities under common control. As a result, the Partnership’s statement of (loss) income for the three and nine months ended September 30, 2009 and the Partnership’s statement of cash flows for the nine months ended September 30, 2009 have been retroactively adjusted to include the results of the Petrojarl Varg from the date that the Partnership and the acquired vessel were both under common control of Teekay Corporation and had begun operations. Teekay Corporation acquired a 65% interest in the Petrojarl Varg on October 1, 2006, and acquired the remaining 35% interest on June 30, 2008.
The effect of adjusting the Partnership’s financial statements to account for the common control transfer of the Petrojarl Varg were increases in the Partnership’s net loss and comprehensive loss of $5.6 million and $4.8 million, respectively, for the three months ended September 30, 2009 and increases in the Partnership’s net income and comprehensive income of $11.4 million and $13.4 million, respectively, for the nine months ended September 30, 2009.
The Partnership presents non-controlling ownership interests in subsidiaries in the consolidated financial statements within the equity section, but separate from the Partners’ equity. However, in instances in which certain redemption features that are not solely within the control of the issuer are present, classification of non-controlling interests outside of permanent equity is required. The holder of the non-controlling interest of one of the subsidiaries of Teekay Offshore Operating L.P. (or OPCO) holds a put option which, if exercised, would obligate OPCO to purchase the non-controlling interest (see Note 12a). As a result, the non-controlling interest that is subject to this redemption feature is not included on the Partnership’s consolidated balance sheet as part of the total equity and is presented as redeemable non-controlling interest above the equity section but below the liabilities section on the Partnership’s consolidated balance sheet.
Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period, primarily related to the presentation of crew training costs in the consolidated statements of (loss) income. For the three and nine months ended September 30, 2009, crew training expenses of $1.0 million and $3.1 million, respectively, were recorded in general and administrative expenses and have been reclassified to vessel operating expenses for comparative purposes in the consolidated statements of (loss) income.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
Changes in Accounting Policies
In January 2010, the Partnership adopted an amendment to FASB ASC 810, Consolidations, that eliminates certain exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary of a variable interest entity, and increases the frequency of required reassessments to determine whether an entity is such a primary beneficiary. This amendment also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, an entity’s power over a variable interest entity, or an entity’s obligation to absorb losses or its right to receive benefits of a variable interest entity must be disregarded. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. During February 2010, the scope of the revised standard was modified to indefinitely exclude certain entities from the requirement to be assessed for consolidation. The adoption of this amendment did not have an impact on the Partnership’s consolidated financial statements.
2.	Fair Value Measurements
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and cash equivalents — The fair value of the Partnership’s cash and cash equivalents approximate their carrying amounts reported in the accompanying consolidated balance sheets.
Due to / from affiliates — The fair values of the amounts due to and from affiliates approximate their carrying amounts reported in the accompanying consolidated balance sheets due to the current nature of the balances.
Long-term debt — The fair values of the Partnership’s variable-rate long-term debt are either based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.
Derivative instruments — The fair value of the Partnership’s derivative instruments is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account the fixed interest rate in the interest rate swaps, current interest rates, foreign exchange rates and the current credit worthiness of both the Partnership and the derivative counterparties. The estimated amount is the present value of future cash flows. The Partnership transacts all of its derivative instruments through investment-grade rated financial institutions at the time of the transaction and requires no collateral from these institutions. Given current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative liability could vary by a material amount in the near term.
The Partnership categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:
Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The estimated fair value of the Partnership’s financial instruments and categorization using the fair value hierarchy for these financial instruments that are measured at fair value on a recurring basis are as follows:

		September 30, 2010		December 31, 2009
		Carrying	Fair	Carrying	Fair
	Fair Value	Amount	Value	Amount	Value
	Hierarchy	Asset (Liability)	Asset (Liability)	Asset (Liability)	Asset (Liability)
	Level (1)	$	$	$	$
Cash and cash equivalents		158,466	158,466	101,747	101,747
Due from affiliates (note 9m)		5,284	5,284	17,673	17,673
Due to affiliates (note 9m)		(34,717)	(34,717)	(40,220)	(40,220)
Long-term debt (note 6)		(1,492,543)	(1,402,706)	(1,675,614)	(1,559,210)
Loan due to Parent		—	—	(104,845)	(104,845)
Derivative instruments (note 10)
Interest rate swap agreements	Level 2	(157,606)	(157,606)	(76,072)	(76,072)
Foreign currency forward contracts	Level 2	5,947	5,947	6,192	6,192

(1)	The fair value hierarchy level is only applicable to each financial instrument on the consolidated balance sheets that are recorded at fair value on a recurring basis.
The Partnership has determined that there are no non-financial assets or non-financial liabilities carried at fair value at September 30, 2010.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
3.	Public Offering
On March 22, 2010, the Partnership completed a public offering of 5.1 million common units (including 660,000 units issued upon exercise of the underwriters’ overallotment option) at a price of $19.48 per unit, for gross proceeds of $100.6 million (including the General Partner’s $2.0 million proportionate capital contribution). The Partnership used the total net proceeds of $95.5 million from the equity offering to repay the remaining $60.0 million of the Teekay Corporation vendor financing related to the acquisition of the Petrojarl Varg (see Note 6) and to finance a portion of its acquisition of Teekay Corporation’s interest in the Falcon Spirit (see Note 9l).
On August 20, 2010, the Partnership completed a public offering of 6.0 million common units (including 787,500 units issued upon the exercise of the underwriters’ overallotment option) at a price of $22.15 per unit, for gross proceeds of $136.5 million (including the General Partner’s $2.7 million proportionate capital contribution). The Partnership used the net proceeds of $130.4 million from the equity offering to repay a portion of its outstanding debt under one of its revolving credit facilities.
4.	Segment Reporting
The Partnership has four reportable segments: its shuttle tanker segment; its conventional tanker segment; its FSO segment, and its FPSO segment. The Partnership’s shuttle tanker segment consists of shuttle tankers operating primarily on fixed-rate contracts of affreightment, time-charter contracts or bareboat charter contracts. The Partnership’s conventional tanker segment consists of conventional tankers operating on fixed-rate, time-charter contracts or bareboat charter contracts. The Partnership’s FSO segment consists of its FSO units subject to fixed-rate, time-charter contracts or bareboat charter contracts. The Partnership’s FPSO segment consists of its FPSO unit subject to operations and charter contracts. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s consolidated financial statements.
The following tables include results for these segments for the periods presented in these consolidated financial statements:

	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
Three Months ended September 30, 2010	Segment	Segment	Segment	Segment	Total

Revenues	133,338	26,284	17,031	23,726	200,379
Voyage expenses	23,270	4,168	254	—	27,692
Vessel operating expenses	33,442	6,144	8,296	13,223	61,105
Time-charter hire expense	20,352	—	—	—	20,352
Depreciation and amortization	26,786	7,239	3,479	5,119	42,623
General and administrative (1)	11,212	1,040	837	1,361	14,450

Income from vessel operations	18,276	7,693	4,165	4,023	34,157

	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
Three Months ended September 30, 2009	Segment	Segment	Segment	Segment	Total

Revenues	132,794	31,409	14,781	25,525	204,509
Voyage expenses	22,481	6,610	272	—	29,363
Vessel operating expenses	32,418	6,380	7,019	10,020	55,837
Time-charter hire expense	27,772	—	—	—	27,772
Depreciation and amortization	23,670	6,208	5,470	5,633	40,981
General and administrative(1)	10,506	954	749	631	12,840
Restructuring charge	371	—	—	—	371

Income from vessel operations	15,576	11,257	1,271	9,241	37,345

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
Nine Months ended September 30, 2010	Segment	Segment	Segment	Segment	Total

Revenues	419,626	84,280	56,100	77,763	637,769
Voyage expenses	82,355	14,661	579	—	97,595
Vessel operating expenses	99,951	17,515	25,121	33,539	176,126
Time-charter hire expense	68,814	—	—	—	68,814
Depreciation and amortization	81,021	18,902	12,725	15,361	128,009
General and administrative (1)	34,075	3,372	2,856	3,835	44,138
Restructuring charge	119	—	—	—	119

Income from vessel operations	53,291	29,830	14,819	25,028	122,968

	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
Nine Months ended September 30, 2009	Segment	Segment	Segment	Segment	Total

Revenues	396,721	92,738	45,970	73,031	608,460
Voyage expenses	56,651	19,034	720	—	76,405
Vessel operating expenses	108,213	18,029	19,412	29,112	174,766
Time-charter hire expense	89,061	—	—	—	89,061
Depreciation and amortization	70,010	18,166	16,291	16,899	121,366
General and administrative(1)	30,066	3,354	1,895	3,678	38,993
Restructuring charge	4,053	—	—	—	4,053

Income from vessel operations	38,667	34,155	7,652	23,342	103,816

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	September 30, 2010	December 31, 2009
	$	$
Shuttle tanker segment	1,448,104	1,516,988
Conventional tanker segment	308,369	317,690
FSO segment	126,394	143,308
FPSO segment	304,582	324,912
Unallocated:
Cash and cash equivalents	158,466	101,747
Other assets	9,896	22,852

Consolidated total assets	2,355,811	2,427,497

5.	Intangible Assets
As at September 30, 2010, intangible assets consisted of:

	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
	$	$	$
Customer contracts (shuttle tanker segment)	124,250	(94,057)	30,193
Customer contracts (FPSO segment)	353	(143)	210
Other intangible assets (FPSO segment)	390	—	390

	124,993	(94,200)	30,793

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
As at December 31, 2009, intangible assets consisted of:

	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
	$	$	$
Customer contracts (shuttle tanker segment)	124,250	(88,016)	36,234
Customer contracts (FPSO segment)	353	(92)	261
Other intangible assets (FPSO segment)	390	—	390

	124,993	(88,108)	36,885

Aggregate amortization expense of intangible assets for the three and nine months ended September 30, 2010 was $2.0 million and $6.1 million, respectively (2009 — $2.3 million and $6.9 million, respectively), included in depreciation and amortization on the consolidated statements of (loss) income. Amortization of intangible assets for the next five years subsequent to September 30, 2010 is expected to be $2.0 million (remainder of 2010), $7.1 million (2011), $6.1 million (2012), $5.1 million (2013), and $4.0 million (2014).
6.	Long-Term Debt

	September 30, 2010	December 31, 2009
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due through 2018	1,240,581	1,406,974
U.S. Dollar-denominated Terms Loan Due to Parent	—	60,000
U.S. Dollar-denominated Loan Due to Parent by Dropdown Predecessor	—	44,845
U.S. Dollar-denominated Term Loans due through 2017	251,962	268,640

Total	1,492,543	1,780,459
Less current portion	152,562	153,004

Long term portion	1,339,981	1,627,455

As at September 30, 2010, the Partnership had nine long-term revolving credit facilities, which, as at such date, provided for borrowings of up to $1.53 billion, of which $289.6 million was undrawn. The total amount available under the revolving credit facilities reduces by $72.3 million (remainder of 2010), $177.0 million (2011), $187.1 million (2012), $333.7 million (2013), $657.2 million (2014) and $102.9 million (thereafter). Six of the revolving credit facilities are guaranteed by the Partnership and certain of its subsidiaries for all outstanding amounts and contain covenants that require the Partnership to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of the Partnership’s total consolidated debt. The Partnership also has a revolving credit facility of which Teekay Corporation guarantees $65.0 million of the final repayment. In addition to the Partnership covenants described above, Teekay Corporation is also required to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The remaining two revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 35 of the Partnership’s vessels, together with other related security.
The Partnership had a U.S. Dollar-denominated term loan outstanding from Teekay Corporation, which, as at December 31, 2009, totaled $60 million. This amount was repaid during the first quarter using proceeds from the March 22, 2010 public offering (see Note 3).
As at December 31, 2009, the Dropdown Predecessor relating to the Falcon Spirit had $44.8 million in amounts due to Teekay Corporation. Immediately prior to the Partnership acquiring the Falcon Spirit from Teekay Corporation, $11.2 million of the loan due to Teekay Corporation was converted to equity. The Partnership repaid the remaining $33.6 million during the quarter ended June 30, 2010 (see Note 9l).
As at September 30, 2010, the Partnership’s six 50% owned subsidiaries each had an outstanding term loan, which in the aggregate totaled $252.0 million. The term loans reduce over time with quarterly and semi-annual payments and have varying maturities through 2017. All term loans are collateralized by first-priority mortgages on the six vessels to which the loans relate, together with other related security. As at September 30, 2010, the Partnership had guaranteed $78.9 million of these term loans, which represents its 50% share of the outstanding vessel mortgage debt of five of these 50% owned subsidiaries. The other owner and Teekay Corporation have guaranteed $126.0 million and $47.1 million, respectively.
Interest payments on the revolving credit facilities and the term loans (excluding the term loan due to parent) are based on LIBOR plus a margin. At September 30, 2010, the margins ranged between 0.45% and 3.25%. The weighted-average effective interest rate on the Partnership’s variable rate long-term debt as at September 30, 2010 was 1.3%. This rate does not include the effect of the Partnership’s interest rate swaps (see Note 10).
The aggregate annual long-term debt principal repayments required to be made subsequent to September 30, 2010 are $37.2 million (remainder of 2010), $187.4 million (2011), $164.3 million (2012), $209.6 million (2013), $705.6 million (2014), and $188.4 million (thereafter).
As at September 30, 2010, the Partnership and Teekay Corporation were in compliance with all covenants related to the credit facilities and long-term debt.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
7.	Restructuring Charge
During the nine months ended September 30, 2010, the Partnership completed the remaining reflagging of two of its vessels from Norwegian flag to Bahamian flag and changing the nationality mix of its crews. The Partnership commenced the reflagging of a total of seven vessels in March 2009. During the three and nine months ended September 30, 2010, the Partnership incurred $nil and $0.1 million (2009 — $0.4 million and $4.1 million, respectively), of restructuring costs. Under this plan, the Partnership recorded restructuring charges of approximately $4.9 million in total since the plan began in 2009. At September 30, 2010 and December 31, 2009, restructuring liabilities of $nil and $1.2 million, respectively, were recorded in accrued liabilities.
8.	Other Income — Net

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	$	$	$	$
Volatile organic compound emissions plant lease income	1,154	1,662	3,874	5,428
Miscellaneous	482	406	1,706	1,627

Other income — net	1,636	2,068	5,580	7,055

9.	Related Party Transactions and Balances
a.
Nine of OPCO’s conventional tankers are employed on long-term time-charter contracts with a subsidiary of Teekay Corporation. Under the terms of six of these nine time-charter contracts, OPCO is responsible for the bunker fuel expenses; however, OPCO adds the approximate amounts of these expenses to the daily hire rate plus a 4.5% margin. Pursuant to these time-charter contracts, OPCO earned revenues of $23.8 million and $76.8 million, respectively, during the three and nine months ended September 30, 2010, compared to $28.9 million and $85.3 million, respectively, for the same periods last year.

b.
Two of OPCO’s shuttle tankers are employed on long-term bareboat charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned revenues of $3.8 million and $11.1 million, respectively, during the three and nine months ended September 30, 2010, compared to $3.1 million and $9.3 million, respectively, for the same periods last year.

c.
Two of OPCO’s FSO units are employed on long-term bareboat charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned revenues of $3.3 million and $8.4 million, respectively, during the three and nine months ended September 30, 2010, compared to $2.8 million and $8.4 million, respectively, for the same periods last year.

d.
Two of OPCO’s conventional tankers are employed on long-term bareboat charters with a joint venture in which Teekay Corporation has a 50% interest. Pursuant to these charter contracts, OPCO earned revenues of $2.5 million and $7.4 million, respectively, during the three and nine months ended September 30, 2010, compared to $2.5 million and $7.4 million, respectively, for the same periods last year.

e.
A subsidiary of Teekay Corporation has entered into a service agreement with a subsidiary of OPCO, pursuant to which the subsidiary of OPCO provides the Teekay Corporation subsidiary with ship management services. Pursuant to this agreement, OPCO earned management fees of $0.9 million and $2.7 million, respectively, during the three and nine months ended September 30, 2010, compared to $0.7 million and $2.3 million, respectively, for the same periods last year.

f.
Eight of OPCO’S Aframax conventional oil tankers, three of the Partnership’s FSO units and the Partnership’s FPSO unit are managed by subsidiaries of Teekay Corporation. Pursuant to the associated management service agreements, the Partnership incurred general and administrative expenses of $1.9 million and $6.0 million, respectively, during the three and nine months ended September 30, 2010, compared to $0.8 million and $2.0 million, respectively, for the same periods last year.

g.
The Partnership, OPCO and certain of OPCO’s operating subsidiaries have entered into service agreements with certain subsidiaries of Teekay Corporation in connection with the Partnership’s initial public offering, pursuant to which Teekay Corporation subsidiaries provide the Partnership, OPCO and its operating subsidiaries with administrative, crew training, advisory and technical services and ship management services. Pursuant to these service agreements, the Partnership incurred expenses of $10.7 million and $31.2 million, respectively, during the three and nine months ended September 30, 2010, compared to $10.2 million and $30.1 million, respectively, for the same periods last year.

h.
Pursuant to the Partnership’s partnership agreement, the Partnership reimburses the General Partner for all expenses incurred by the General Partner that are necessary or appropriate for the conduct of the Partnership’s business. Pursuant to this agreement, the Partnership reimbursed $0.1 million and $0.4 million, respectively, of these costs during the three and nine months ended September 30, 2010, compared to $0.3 million and $0.5 million, respectively, for the same periods last year.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
i.
The Partnership has entered into an omnibus agreement with Teekay Corporation, Teekay LNG Partners L.P., the General Partner and others governing, among other things, when the Partnership, Teekay Corporation and Teekay LNG Partners L.P. may compete with each other and certain rights of first offering on liquefied natural gas carriers, oil tankers, shuttle tankers, FSO units and FPSO units.

j.
From December 2008 to June 2009, OPCO entered into a bareboat charter contract to in-charter one shuttle tanker from a subsidiary of Teekay Corporation. Pursuant to the charter contract, OPCO incurred time-charter hire expenses of $3.4 million during the nine months ended September 30, 2009.

k.
On September 10, 2009, the Partnership acquired from Teekay Corporation the FPSO unit, the Petrojarl Varg, together with its operations and charter contracts with Talisman Energy, for a purchase price of $320 million. The purchase price of $320 million was accounted for as an equity distribution to Teekay Corporation. To the extent the purchase price was greater than the corresponding book value, the excess is reflected as a reduction in Partners’ Equity and the remainder was shown as a reduction in Dropdown Predecessor Equity. The purchase was financed through vendor financing made available by Teekay Corporation of $220 million. The remaining $100 million was paid in cash and financed from existing credit facilities. The $220 million vendor financing from Teekay Corporation was comprised of two tranches. The senior tranche was a $160 million short-term debt facility bearing interest at LIBOR plus a margin of 3.25% and was repaid in November 2009. The junior tranche of the vendor financing was a $60 million unsecured subordinated debt facility bearing interest at 10% per annum. The junior tranche was repaid on March 22, 2010 using proceeds from a public offering (see Note 3). For the three and nine months ended September 30, 2010, the Partnership incurred interest expense of $nil and $1.4 million, respectively, in relation to the junior tranche of the $220 million vendor financing from Teekay Corporation. (See Note 6).

When the Partnership acquired the Petrojarl Varg, all assets and liabilities of the Petrojarl Varg operations, except for the vessel and the contract with Talisman Energy, were retained by Teekay Corporation. These net liabilities retained by Teekay Corporation totalled $175.0 million and were accounted for as a non-cash equity contribution from Teekay Corporation.

The following costs attributable to the operations of the Petrojarl Varg were incurred by Teekay Corporation, and have been allocated to the Partnership as part of the results of the Dropdown Predecessor:

•
General and administrative expenses (consisting primarily of salaries, defined benefit pension plan benefits, and other employee related costs, office rent, legal and professional fees, and travel and entertainment) of $0.6 million and $3.9 million for the three and nine months ended September 30, 2009, respectively.

•
Interest expense incurred by Teekay Corporation on its credit facilities that were used to finance its acquisition of the Petrojarl Varg of $1.8 million and $6.5 million for the three and nine months ended September 30, 2009, respectively.

•
Teekay Corporation entered into interest rate swaps to offset increases or decreases in the variable-rate interest payments of the credit facilities that were used to finance its acquisition of the Petrojarl Varg. The realized and unrealized (losses) gains on these interest rate swaps allocated to the Partnership were ($6.5) million and $6.2 million for the three and nine months ended September 30, 2009, respectively. The amounts are reflected in the realized and unrealized (losses) gains on non-designated derivative instruments.

•
Teekay Corporation entered into foreign exchange forward contracts to minimize the impact from changes in the foreign exchange rate between the Norwegian Kroner and the US Dollar on operating expenses of the Petrojarl Varg. These foreign exchange forward contracts have been allocated to the Partnership. For the three and nine months ended September 30, 2009, the amount of the gain allocated to the Partnership was $1.1 million and $2.6 million, respectively, of which ($0.1) million and ($0.5) million, respectively, is reflected in vessel operating expenses, $0.2 million and $0.4 million, respectively, in general and administrative expenses, $0.2 million and $0.7 million, respectively, in realized and unrealized gains on non-designated derivative instruments and $0.8 million and $2.0 million, respectively, in other comprehensive income.

•
Teekay Corporation uses a centralized treasury system. As a result, cash and cash equivalents attributable to the operations of the Petrojarl Varg, prior to the acquisition of the vessel by the Partnership, were in certain cases co-mingled with cash and cash equivalents from other operations of Teekay Corporation. Cash and cash equivalents in co-mingled bank accounts are not reflected in the balance sheet of the Dropdown Predecessor. However, any cash transactions from these bank accounts that were made on behalf of the Dropdown Predecessor are reflected in these financial statements as increases or decreases in Dropdown Predecessor Equity. The net amount of these equity contributions were $110.4 million for the period from January 1, 2009 to September 9, 2009.

l.
On April 1, 2010, the Partnership acquired Teekay Corporation’s 100% interest in an FSO unit, the Falcon Spirit, together with its charter contract, for a purchase price of $44.1 million. The purchase was partially financed through proceeds from a public offering of common units (see Note 3). The Falcon Spirit is chartered to Occidental Qatar Energy Company LLC, a subsidiary of Occidental Petroleum of Qatar Ltd., on a fixed-rate time charter contract for 7.5 years (beginning December 2009) with an option for the charterer to extend the contract for an additional 1.5 years. The Falcon Spirit is a conversion of a double-hull shuttle tanker built in 1986 and it began servicing the Al Raayan oil field off the coast of Qatar in December 2009.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

The acquisition consisted of the Partnership acquiring Teekay Corporation’s equity interest in Teekay Al Raayan LLC for $10.5 million and Teekay Corporation’s interest in amounts due to Teekay Corporation from Teekay Al Raayan LLC for $33.6 million. Immediately prior to the acquisition, $11.2 million of amounts due to Teekay Corporation was converted to equity and is treated as a non-cash transaction in the Partnership’s statement of cash flow. The portion of the purchase price for the acquisition of the equity interest in Teekay Al Raayan LLC ($10.5 million) was accounted for as an equity distribution to Teekay Corporation. To the extent the purchase price was greater than the corresponding book value, the excess is reflected as a reduction in Partners’ Equity and the remainder is shown as a reduction in Dropdown Predecessor Equity. The portion of the purchase price for the acquisition of the intercorporate loan ($33.6 million) was accounted for as repayment of debt.

The following costs attributable to the operations of the Falcon Spirit were incurred by Teekay Corporation, and have been allocated to the Partnership as part of the results of the Dropdown Predecessor:

•	General and administrative expenses (consisting primarily of vessel management fees and legal and professional fees) of $0.3 million for the nine months ended September 30, 2010.

•	Interest expense incurred by Teekay Corporation on its credit facilities that were used to finance the acquisition of the Falcon Spirit of $0.4 million for the nine months ended September 30, 2010.
m.
At September 30, 2010, due from affiliates totaled $5.3 million (December 31, 2009 - $17.7 million) and due to affiliates totaled $34.7 million (December 31, 2009 — $40.2 million). Amounts due to and from affiliates are non-interest bearing and unsecured.

10.	Derivative Instruments and Hedging Activities
The Partnership uses derivatives to manage certain risks in accordance with its overall risk management policies.
Foreign Exchange Risk
The Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. Certain foreign currency forward contracts are designated, for accounting purposes, as cash flow hedges of forecasted foreign currency expenditures.
As at September 30, 2010, the Partnership was committed to the following foreign currency forward contracts:

	Contract
	Amount	Fair Value / Carrying
	in Foreign	Amount of Asset/(Liability)		Average	Expected Maturity
	Currency	(in thousands of U.S. Dollars)		Forward	2010	2011	2012
	(thousands)	Hedge	Non-hedge	Rate	(in thousands of U.S. Dollars)
Norwegian Kroner	708,804	$2,189	$3,451	6.27	$18,009	$59,758	$35,196
British Pound	4,790	—	293	0.66	462	5,646	1,111
Euro	20,973	—	14	0.74	5,298	17,031	6,176

		$2,189	$3,758		$23,769	$82,435	$42,483

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
Interest Rate Risk
The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR-denominated borrowings.
As at September 30, 2010, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /
			Carrying	Weighted-
			Amount of	Average	Fixed
	Interest	Principal	Assets	Remaining	Interest
	Rate	Amount	(Liability)	Term	Rate
	Index	$	$	(years)	(%) (1)
U.S. Dollar-denominated interest rate swaps	LIBOR	500,000	(79,579)	8.7	4.2
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	704,692	(78,027)	6.4	3.7

		1,204,692	(157,606)

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at September 30, 2010, ranged between 0.45% and 3.25%.

(2)	Principal amount reduces quarterly or semi-annually.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
Tabular disclosure
The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

	Current			Current
	portion of			portion of
	derivative	Derivative	Accrued	derivative	Derivative
	assets	assets	liabilities	liabilities	liabilities
As at September 30, 2010
Foreign currency contracts — cash flow hedges	1,789	602	—	(202)	—
Foreign currency contracts — not designated as hedges	1,464	2,885	—	(590)	(1)
Interest rate swaps — not designated as hedges	—	—	(9,258)	(31,361)	(116,987)

	3,253	3,487	(9,258)	(32,153)	(116,988)

As at December 31, 2009
Foreign currency contracts — cash flow hedges	6,152	417	—	(15)	—
Foreign currency contracts — not designated as hedges	—	—	—	(265)	(97)
Interest rate swaps — not designated as hedges	—	1,778	(8,048)	(31,572)	(38,230)

	6,152	2,195	(8,048)	(31,852)	(38,327)

For the periods indicated, the following table presents the effective portion of gains (losses) on foreign currency forward contracts designated and qualifying as cash flow hedges that were recognized in (1) other comprehensive income, (2) recorded in accumulated other comprehensive income (or AOCI) during the term of the hedging relationship and reclassified to earnings, and (3) the ineffective portion of gains (losses) on derivative instruments designated and qualifying as cash flow hedges.

Three Months Ended September 30, 2010				Three Months Ended September 30, 2009
Balance				Balance
Sheet				Sheet
(AOCI)	Statement of (Loss) Income			(AOCI)	Statement of (Loss) Income
Effective	Effective	Ineffective		Effective	Effective	Ineffective
Portion	Portion	Portion		Portion	Portion	Portion

6,476	(227)	(428)	Vessel operating expenses	14,428	(494)	1,404	Vessel operating expenses

	(1,310)	444	General and administrative expenses		(1,226)	1,382	General and administrative expenses

6,476	(1,537)	16		14,428	(1,720)	2,786

Nine Months Ended September 30, 2010				Nine Months Ended September 30, 2009
Balance				Balance
Sheet				Sheet
(AOCI)	Statement of (Loss) Income			(AOCI)	Statement of (Loss) Income
Effective	Effective	Ineffective		Effective	Effective	Ineffective
Portion	Portion	Portion		Portion	Portion	Portion

(3,463)	(230)	(2,750)	Vessel operating expenses	26,686	(7,468)	2,871	Vessel operating expenses

	(2,762)	(1,145)	General and administrative expenses		(2,566)	3,484	General and administrative expenses

(3,463)	(2,992)	(3,895)		26,686	(10,034)	6,355

As at September 30, 2010, the Partnership’s accumulated other comprehensive income consisted of unrealized gains on foreign currency forward contracts designated as cash flow hedges. As at September 30, 2010, the Partnership estimated, based on the current foreign exchange rates, that it would reclassify approximately $0.5 million of net gains on foreign currency forward contracts from accumulated other comprehensive income to earnings during the next 12 months.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
Realized and unrealized (losses) gains of interest rate swaps and foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized (losses) gains on non-designated derivatives in the consolidated statements of (loss) income. The effect of the (loss) gain on derivatives not designated as hedging instruments on the consolidated statements of (loss) income is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	$	$	$	$
Realized losses relating to:
Interest rate swaps	(10,327)	(12,743)	(32,080)	(34,621)
Foreign currency forward contracts	(150)	(93)	(645)	(4,071)

	(10,477)	(12,836)	(32,725)	(38,692)

Unrealized (losses) gains relating to:
Interest rate swaps	(28,275)	(24,942)	(80,327)	71,538
Foreign currency forward contracts	7,983	476	4,123	4,870

	(20,292)	(24,466)	(76,204)	76,408

Total realized and unrealized (losses) gains on non-designated derivative instruments	(30,769)	(37,302)	(108,929)	37,716

The Partnership is exposed to credit loss in the event of non-performance by the counter-parties to the foreign currency forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
11.	Income Tax (Expense) Recovery
The components of the provision for income tax (expense) recovery are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	$	$	$	$
Current	(374)	(4,079)	(3,989)	(4,201)
Deferred	(8,405)	(16,155)	12,675	(22,727)

Income tax (expense) recovery	(8,779)	(20,234)	8,686	(26,928)

12.	Commitments and Contingencies
a)
During the nine months ended September 30, 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a subsidiary of OPCO for a 33% equity interest in the subsidiary. The equity issuance resulted in a dilution loss of $7.4 million. The non-controlling interest owner in the subsidiary holds a put option which, if exercised, would obligate OPCO to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value.

b)
The Partnership may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Partnership believes that any adverse outcome, individually or in the aggregate, of any existing claims would not have a material affect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers or Teekay Corporation.

13.	Partners’ Equity and Net (Loss) Income Per Unit
At September 30, 2010, of the Partnership’s total limited partner units outstanding, 69.67% were held by the public and the remaining units were held by a subsidiary of Teekay Corporation.
On January 1, 2010, all of the Partnership’s subordinated units (9.8 million units) were converted into an equal number of common units as provided for in the partnership agreement.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
Net (Loss) Income Per Unit
Net (loss) income per unit is determined by dividing net (loss) income, after deducting the amount of net (loss) income attributable to the Dropdown Predecessor, the non-controlling interest and the General Partner’s interest, by the weighted-average number of units outstanding during the applicable period.
The General Partner’s, common unit holders’ and, prior to the conversion thereof, subordinated unitholders’ interests in net (loss) income are calculated as if all net (loss) income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net (loss) income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Partnership’s board of directors to provide for the proper conduct of the Partnerships’ business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. Unlike available cash, net (loss) income is affected by non-cash items such as depreciation and amortization, unrealized gains and losses on derivative instruments and foreign currency translation gains.
During the quarters ended September 30, 2010 and 2009, the cash distribution exceeded $0.4025 per unit and, consequently, the assumed distribution of net (loss) income resulted in the use of the increasing percentages in accordance with the incentive distribution rights to calculate the General Partner’s interest in net (loss) income for the purposes of the net (loss) income per unit calculation.
Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.
14.	Supplemental Cash Flow Information
a)
The Partnership’s consolidated statement of cash flows for the nine months ended September 30, 2009 reflects the Dropdown Predecessor as if the Partnership had acquired the Dropdown Predecessor when the vessel began operations under the ownership of Teekay Corporation. For non-cash changes related to the Dropdown Predecessor, see notes 9k and 9l.

b)	The contribution from the non-controlling interest owner described in note 12a has been treated as a non-cash transaction in the Partnership’s consolidated statement of cash flows.
15.	Accounting Pronouncements Not Yet Adopted
In September 2009, the FASB issued an amendment to FASB ASC 605, Revenue Recognition, that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Partnership will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment will be effective for the Partnership on January 1, 2011, although earlier adoption is allowed. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements.
In July 2010, the FASB issued an amendment to FASB ASC 310, Receivables, that requires companies to provide more information in their disclosures about the credit quality of their financing receivables and the credit reserves held against them. The amendments that require disclosures as of the end of a reporting period are effective for the periods ending on or after December 15, 2010. The amendments that require disclosures about activity that occurs during a reporting period are effective for the periods beginning on or after December 15, 2010. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements.
16.	Subsequent Events
a.
During October 2010, the Partnership acquired from Teekay Corporation the Cidade de Rio das Ostras (or Rio das Ostras) FPSO unit, which is on a long-term charter to Petroleo Brasileiro SA (or Petrobras), for a purchase price of approximately $158 million. Also during October 2010, OPCO acquired the newbuilding shuttle tanker, the Amundsen Spirit, from Teekay Corporation for approximately $128 million and agreed to acquire two additional newbuilding shuttle tankers, the Nansen Spirit and the Peary Spirit, from Teekay Corporation for a total purchase price of approximately $260.1 million. The acquisitions of these two newbuilding shuttle tankers are expected to coincide with the commencement of their time-charter contracts scheduled for January 2011 and July 2011, respectively.

b.
During November 2010, the Partnership issued NOK 600 million in senior unsecured bonds that mature in November 2013. The aggregate principal amount of the bonds is equivalent to approximately $100 million U.S. dollars and all payments are at NIBOR plus 4.75% per annum. The proceeds of the bonds are expected to be used for general partnership purposes including repayment of existing credit facility debt. The Partnership will apply for listing of the bonds on the Oslo Stock Exchange.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2010
PART I — FINANCIAL INFORMATION

ITEM 2 —	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OVERVIEW
We are an international provider of marine transportation, oil production and storage services to the offshore oil industry. We were formed in August 2006 by Teekay Corporation (NYSE:TK), a leading provider of marine services to the global oil and gas industries, to further develop its operations in the offshore market. Our principal asset is a 51% controlling interest in Teekay Offshore Operating L.P. (or OPCO), which operates a substantial majority of our shuttle tankers and floating storage and offtake (or FSO) units and all of our conventional crude oil tankers. In addition, we have direct ownership interests in two shuttle tankers, two FSO units and two floating production, storage and offloading (or FPSO) units. Our growth strategy focuses on expanding our fleet of shuttle tankers, FSO units and FPSO units under long-term, fixed-rate time charters or contracts. We intend to continue our practice of acquiring shuttle tankers, FSO units and FPSO units as needed for approved projects only after the long-term charters for the projects have been awarded, rather than ordering vessels on a speculative basis. We may enter into joint ventures and partnerships with companies that may provide increased access to these opportunities or we may engage in vessel or business acquisitions. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these growth opportunities in the offshore sectors and may consider other opportunities to which our competitive strengths are well suited. We view our conventional tanker fleet primarily as a source of stable cash flow. Teekay Corporation, which indirectly owns and controls our General Partner, beneficially owns a 31.7% interest in us, including a 2% general partner interest.
SIGNIFICANT DEVELOPMENTS
On March 22, 2010, we completed a public offering of 5.1 million common units (including 660,000 units issued upon exercise of the underwriters’ overallotment option) at a price of $19.48 per unit, for gross proceeds of $100.6 million (including the General Partner’s $2.0 million proportionate capital contribution). We used net proceeds of $95.5 million to repay the remaining $60.0 million of the Teekay Corporation vendor financing from the September 2009 acquisition of the FPSO unit, the Petrojarl Varg, and to finance a portion of the acquisition of Teekay Corporation’s interest in a FSO unit, the Falcon Spirit, together with its operations and time charter contract, for $44.1 million on April 1, 2010.
On August 20, 2010, we completed a public offering of 6.0 million common units (including 787,500 units issued upon exercise of the underwriters’ overallotment option) at a price of $22.15 per unit, for gross proceeds of $136.5 million (including the General Partner’s $2.7 million proportionate capital contribution). We used the net proceeds of $130.4 million from the equity offering to repay a portion of our outstanding debt under one of our revolving credit facilities.
On August 18, 2010, OPCO signed a life-of-field master agreement with Statoil ASA (or Statoil) that replaced our existing volume-dependent contract of affreightment (or CoA) and covers fixed-rate, annual renewable time-charter contracts initially for seven dedicated shuttle tankers. This new master agreement became effective September 1, 2010. Under the terms of the master agreement, the vessels are chartered under individual fixed-rate annual renewable time-charter contracts to service the Tampen and Haltenbanken fields on the Norwegian Continental Shelf for the remaining life of field. The number of shuttle tankers covered by the master agreement may be adjusted annually based on the requirements of the fields serviced under the master agreement. The fixed-rate nature of the time-charter contracts is expected to provide OPCO with more seasonally stable and predictable cash flows compared to the CoA arrangement. The vessels chartered under this agreement include the newbuilding shuttle tanker that OPCO acquired from Teekay Corporation and will include the two newbuilding shuttle tankers that OPCO agreed to acquire during October 2010, as discussed below.
In addition, OPCO recently signed new time-charter contracts with Petroleo Brasileiro SA (or Petrobras) for two shuttle tankers for periods of five years and two years, respectively, bringing the total number of our shuttle tankers operating in Brazil to 13. OPCO also renewed a contract for two shuttle tankers serving the Statoil-operated Heidrun field for an additional four years at a higher charter rate.
During October 2010, we acquired the Cidade de Rio das Ostras (or Rio das Ostras) FPSO from Teekay Corporation for a purchase price of approximately $158 million. Also during October 2010, OPCO acquired the newbuilding shuttle tanker, the Amundsen Spirit, from Teekay Corporation for approximately $128 million and agreed to acquire two additional newbuilding shuttle tankers, the Nansen Spirit and the Peary Spirit, from Teekay Corporation for a total purchase price of approximately $260.1 million. The acquisitions of these two newbuilding shuttle tankers are expected to coincide with the commencement of their time-charter contracts under the master agreement with Statoil in January 2011 and July 2011, respectively.
During November 2010, we issued NOK 600 million in senior unsecured bonds that mature in November 2013. The aggregate principal amount of the bonds is equivalent to approximately $100 million U. S. dollars and all payments are at NIBOR plus 4.75% per annum. The proceeds of the bonds are expected to be used for general partnership purposes including repayment of existing credit facility debt. We will apply for listing of the bonds on the Oslo Stock Exchange.
Potential Additional Shuttle Tanker, FSO and FPSO Projects
Pursuant to an omnibus agreement we entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer to us its interest in certain shuttle tankers, FSO units, FPSO units and joint ventures it may acquire in the future, provided the vessels are servicing contracts in excess of three years in length. We also may acquire additional limited partner interests in OPCO or other vessels that Teekay Corporation may offer us from time to time in the future.

Pursuant to the omnibus agreement and a subsequent agreement, Teekay Corporation is obligated to offer to sell to us the Foinaven FPSO, an existing FPSO unit of Teekay Petrojarl AS (or Teekay Petrojarl), a wholly-owned subsidiary of Teekay Corporation, prior to July 9, 2012. The purchase price for the Foinaven FPSO would be its fair market value plus any additional tax or other similar costs to Teekay Petrojarl that would be required to transfer the FPSO unit to us.
On October 19, 2010, Teekay Corporation announced that it had signed a contract with Petrobras to provide a FPSO unit for the Tiro and Sidon fields located in the Santos Basin offshore Brazil. The contract with Petrobras will be serviced by a new converted FPSO unit, to be named the Petrojarl Cidade de Itajai, which is currently under conversion from an existing Aframax tanker at Sembcorp Marine’s Jurong Shipyard in Singapore, for a total estimated cost of approximately $370 million. This new FPSO is scheduled to deliver in the second quarter of 2012 when it will commence operations under a nine-year, fixed-rate time-charter contract with Petrobras with six additional one-year extension options. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer to us its interest in this FPSO unit at Teekay Corporation’s fully built-up cost within 365 days after the commencement of the charter to Petrobras.
RESULTS OF OPERATIONS
We use a variety of financial and operational terms and concepts when analyzing our results of operations, which can be found in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2009. In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated time charter equivalent (or TCE) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charters and bareboat charters the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues (i.e. revenues less voyage expenses) and TCE rates of our four reportable segments where applicable. TCE rates represent net revenues divided by revenue days. Please read Item 1 — “Financial Statements: Note 4 — Segment Reporting.”
Items You Should Consider When Evaluating Our Results of Operations
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:
•
Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. In September 2009, we acquired from Teekay Corporation the Petrojarl Varg FPSO unit, together with its operations and charter contracts. In April 2010, we acquired from Teekay Corporation the Falcon Spirit FSO unit, together with its charter contract. These transactions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method. Under this method of accounting, our financial statements prior to the date the interests in these vessels were actually acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, our applicable consolidated financial statements reflect the vessels and their results of operations, referred to herein as the Dropdown Predecessor, as if we had acquired them when the vessels began operations under the ownership of Teekay Corporation on October 1, 2006 and December 15, 2009, respectively. Please read Item 1 — “Financial Statements: Note 1 — Basis of Presentation.”

•
The size of our fleet continues to change. Our results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and vessel dispositions. Please read “— Results of Operations” below for further details about vessel dispositions and deliveries. Due to the nature of our business, we expect our fleet to continue to fluctuate in size and composition.

•
Our vessel operating costs are facing industry-wide cost pressures. The oil shipping industry is experiencing a global manpower shortage due to growth in the world fleet. This shortage resulted in significant crew wage increases during 2007, 2008, to a lesser degree in 2009 and during the first nine months of 2010. We expect that going forward, there will be more upward pressure on crew compensation which will result in higher manning costs as we keep pace with market conditions. In addition, factors such as pressure on raw material prices and changes in regulatory requirements could also increase operating expenditures. We continue to take measures to improve operational efficiencies and mitigate the impact of inflation and price escalations; however, we believe that future operational costs will increase.

•
Our financial results of operations are affected by fluctuations in currency exchange rates. Under GAAP, all foreign currency-denominated monetary assets and liabilities (such as cash and cash equivalents, accounts receivable, accounts payable, advances from affiliates and deferred income taxes) are revalued and reported based on the prevailing exchange rate at the end of the period. OPCO has entered into service agreements with subsidiaries of Teekay Corporation whereby the subsidiaries operate and crew the vessels. Payments under the service agreements are adjusted to reflect any change in Teekay Corporation’s cost of providing services based on fluctuations in the value of the Norwegian Kroner relative to the U.S. Dollar, which may result in increased payments under the service agreements if the strength of the U.S. Dollar declines relative to the Norwegian Kroner.

•
Our net (loss) income is affected by fluctuations in the fair value of our derivatives. Our interest rate swaps and some of our foreign currency forward contracts are not designated as hedges for accounting purposes. Although we believe these derivative instruments are economic hedges, the changes in their fair value are included in our statements of (loss) income as unrealized gains or losses on non-designated derivatives. The changes in fair value do not affect our cash flows, liquidity or cash distributions to partners.

•
Our operations are seasonal and our financial results vary as a consequence of drydockings. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months, as favorable weather conditions in the warmer months provide opportunities for repairs and maintenance to our vessels and to offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements. In addition, we generally do not earn revenue when our vessels are in scheduled and unscheduled drydocking. Eight vessels have completed drydocking in the first nine months of 2010 and another two are anticipated to complete scheduled drydocking during the fourth quarter of 2010. From time to time, unscheduled drydockings may cause additional fluctuations in our financial results.

We manage our business and analyze and report our results of operations on the basis of four business segments: the shuttle tanker segment, the conventional tanker segment, the FSO segment and the FPSO segment, each of which are discussed below.
Shuttle Tanker Segment
As at September 30, 2010, our shuttle tanker fleet consisted of 34 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 34 shuttle tankers, 26 were owned by OPCO (including five through 50% owned subsidiaries and three through a 67% owned subsidiary), six were chartered-in by OPCO and two were directly owned by us (including one through a 50% owned subsidiary). All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. Our shuttle tankers service the conventional spot market from time to time.
The following table presents our shuttle tanker segment’s operating results for the three and nine months ended September 30, 2010 and 2009, and compares its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2010 and 2009 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker segment:

(in thousands of U.S. dollars, except	Three Months Ended September 30,
calendar-ship-days and percentages)	2010	2009	% Change

Revenues	133,338	132,794	0.4
Voyage expenses	23,270	22,481	3.5

Net voyage revenues	110,068	110,313	(0.2)
Vessel operating expenses	33,442	32,418	3.2
Time-charter hire expense	20,352	27,772	(26.7)
Depreciation and amortization	26,786	23,670	13.2
General and administrative(1)	11,212	10,506	6.7
Restructuring charge	—	371	(100.0)

Income from vessel operations	18,276	15,576	17.3

Calendar-Ship-Days
Owned Vessels	2,576	2,484	3.7
Chartered-in Vessels	577	763	(24.4)

Total	3,153	3,247	(2.9)

(in thousands of U.S. dollars, except	Nine Months Ended September 30,
calendar-ship-days and percentages)	2010	2009	% Change

Revenues	419,626	396,721	5.8
Voyage expenses	82,355	56,651	45.4

Net voyage revenues	337,271	340,070	(0.8)
Vessel operating expenses	99,951	108,213	(7.6)
Time-charter hire expense	68,814	89,061	(22.7)
Depreciation and amortization	81,021	70,010	15.7
General and administrative(1)	34,075	30,066	13.3
Restructuring charge	119	4,053	(97.1)

Income from vessel operations	53,291	38,667	37.8

Calendar-Ship-Days
Owned Vessels	7,589	7,371	3.0
Chartered-in Vessels	1,877	2,497	(24.8)

Total	9,466	9,868	(4.1)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources).
The average size of our owned shuttle tanker fleet for the three and nine months ended September 30, 2010 increased compared to the same period last year due to the acquisition of one previously in-chartered vessel in February 2010 by OPCO’s majority owned subsidiary (or the 2010 Shuttle Tanker Acquisition).

The average size of our chartered-in shuttle tanker fleet decreased for the three and nine months ended September 30, 2010, respectively, compared to the same period last year, primarily due to:
•	the redelivery of three chartered-in vessels to their owners in June 2009, November 2009 and February 2010, respectively; and
•	the 2010 Shuttle Tanker Acquisition.
Net Revenues. Net revenues decreased for the three and nine months ended September 30, 2010 from the same periods last year, primarily due to:
•	a decrease of $6.3 million for the nine months ended September 30, 2010 due to the redelivery of one in-chartered vessel in June 2009 as it completed its time-charter agreement;
•
a decrease of $1.3 million for the nine months ended September 30, 2010 from a reduction in the number of cargo liftings due to declining oil production at the Heidrun field, a mature oil field in the North Sea that is serviced by certain shuttle tankers on contracts of affreightment;

•
a decrease of $0.9 million for the three and nine months ended September 30, 2010 from the recovery of certain Norwegian environmental taxes from our customers in the Heidrun field in the same periods last year;

•
net decreases of $0.5 million and $0.2 million for the three and nine months ended September 30, 2010, respectively, due to fewer revenue days from our shuttle tankers due to declining oil production at mature oil fields in the North Sea, partially offset by an increase in revenue days in the conventional spot market from increased demand for conventional crude transportation; and

•
a decrease of $0.3 million for the three months ended September 30, 2010 due to a decrease in rates on certain contracts of affreightment, partially offset by an increase in rates on certain bareboat and time-charter contracts;

partially offset by
•
an increase of $1.0 million for the nine months ended September 30, 2010 due to an increase in reimbursable bunker costs and a net decrease in non-reimbursable bunker costs resulting primarily from more revenue days in 2010, as compared to the same period last year, partially offset by higher bunker prices as compared to the same period last year;

•	an increase of $0.9 million for the three and nine months ended September 30, 2010 from the recovery of certain taxes from a customer;
•
a $0.8 million payment relating to a payment made to us by our joint venture partner during the nine months ended September 30, 2010 as the number of drydock days for their vessel exceeded the maximum allowed under our agreement with this joint venture partner;

•
a net increase of $0.5 million for the three months ended September 30, 2010 due to an increase in reimbursable bunker costs partially offset by higher bunker prices as compared to the same period last year; and

•
a net increase of $2.8 million for the nine months ended September 30, 2010, due to increased rates on certain bareboat and time-charter contracts, partially offset by a decrease in rates on certain contracts of affreightment.

Vessel Operating Expenses. Vessel operating expenses increased for the three months ended September 30, 2010 from the same period last year, primarily due to:
•	an increase of $1.4 million due to the 2010 Shuttle Tanker Acquisition;
•
a net increase of $1.0 million due to an increase in maintenance activities performed for certain vessels and the cost of services, spares and consumables during 2010, partially offset by lower maintenance costs from drydockings compared to the same period last year; and

•	an increase of $0.4 million relating to crew training costs;
partially offset by
•	a decrease of $0.7 million in crew and manning costs resulting primarily from cost saving initiatives that commenced in 2009, as described below under restructuring charges;
•
a decrease of $0.7 million relating to the net realized and unrealized changes in fair value of our foreign currency forward contracts that are or have been designated as hedges for accounting purposes; and

•	a decrease of $0.3 million relating to port costs.
Vessel Operating Expenses. Vessel operating expenses decreased for the nine months ended September 30, 2010 from the same period last year, primarily due to:
•
a decrease of $6.3 million relating to the net realized and unrealized changes in fair value of our foreign currency forward contracts that are or have been designated as hedges for accounting purposes;

•	a decrease of $4.0 million due to decreases in the cost of services, spares and consumables during 2010;
•	a decrease of $3.5 million in crew and manning costs resulting primarily from cost saving initiatives that commenced in 2009, as described below under restructuring charges;
•	a decrease of $2.0 million due to the redelivery of one in-chartered vessel in June 2009 as it completed its time-charter agreement; and
•	a decrease of $0.4 million relating to port costs;

partially offset by
•	an increase of $5.0 million due to the 2010 Shuttle Tanker Acquisition;
•	an increase of $1.8 million relating to repairs and maintenance performed in 2010 on certain vessels; and
•	an increase of $1.2 million relating to crew training costs.
Time-Charter Hire Expense. Time-charter hire expense decreased for the three and nine months ended September 30, 2010, respectively, from the same periods last year, primarily due to:
•
decreases of $5.0 million and $19.3 million for the three and nine months ended September 30, 2010, respectively, resulting from the redelivery of three in-chartered vessels to their owners in June 2009, November 2009 and February 2010, respectively; and

•	decreases of $3.6 million and $8.9 million for the three and nine months ended September 30, 2010, respectively, due to the 2010 Shuttle Tanker Acquisition;
partially offset by
•	an increase of $1.8 million for the nine months ended September 30, 2010 due to less off-hire in the in-chartered fleet;
•	increases of $0.7 million and $4.3 million, respectively, for the three and nine months ended September 30, 2010, due to increased spot in-chartering of vessels compared to the same periods last year;
•	increases of $0.2 million and $1.1 million, respectively, for the three and nine months ended September 30, 2010, due to higher drydocking amortization relating to one of our in-chartered vessels; and
•	increases of $0.2 million and $0.5 million, respectively, for the three and nine months ended September 30, 2010, due to increased rates on certain time-charter contracts.
Depreciation and Amortization Expense. Depreciation and amortization expense increased for the three and nine months ended September 30, 2010, respectively, from the same periods last year, primarily due to a change in estimate of the useful life of certain capitalized drydocking expenditures, increased drydockings in the second half of 2009 and the 2010 Shuttle Tanker Acquisition.
Restructuring Charges. Restructuring charges were $0.1 million for the nine months ended September 30, 2010 and $0.4 million and $4.1 million for the three and nine months ended September 30, 2009, respectively, resulting from the completion of the reflagging of seven of our vessels from Norwegian flag to Bahamian flag and a change in the nationality mix of our crews. Under this plan, we recorded restructuring charges of approximately $4.9 million in total since the plan began in 2009. We expect the restructuring will result in a reduction in future crewing costs for these vessels.
Conventional Tanker Segment
OPCO owns 11 Aframax conventional crude oil tankers, nine of which operate under fixed-rate time charters with Teekay Corporation. The remaining two vessels, which have additional equipment for lightering, operate under fixed-rate bareboat charters with Skaugen PetroTrans, Teekay Corporation’s 50% owned joint venture.
The following table presents our conventional tanker segment’s operating results for the three and nine months ended September 30, 2010 and 2009, and compares its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2010 and 2009 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our conventional tanker segment:

(in thousands of U.S. dollars, except	Three Months Ended September 30,
calendar-ship-days and percentages)	2010	2009	% Change

Revenues	26,284	31,409	(16.3)
Voyage expenses	4,168	6,610	(36.9)

Net voyage revenues	22,116	24,799	(10.8)
Vessel operating expenses	6,144	6,380	(3.7)
Depreciation and amortization	7,239	6,208	16.6
General and administrative (1)	1,040	954	9.0

Income from vessel operations	7,693	11,257	(31.7)

Calendar-Ship-Days
Owned Vessels	1,012	1,012	—

(in thousands of U.S. dollars, except	Nine Months Ended September 30,
calendar-ship-days and percentages)	2010	2009	% Change

Revenues	84,280	92,738	(9.1)
Voyage expenses	14,661	19,034	(23.0)

Net voyage revenues	69,619	73,704	(5.5)
Vessel operating expenses	17,515	18,029	(2.9)
Depreciation and amortization	18,902	18,166	4.1
General and administrative (1)	3,372	3,354	0.5

Income from vessel operations	29,830	34,155	(12.7)

Calendar-Ship-Days
Owned Vessels	3,003	3,003	—

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources).
Net Revenues. Net revenues decreased for the three and nine months ended September 30, 2010, from the same periods last year primarily due to:
•
decreases of $2.3 million and $5.4 million, respectively, for the three and nine months ended September 30, 2010, due to an increased number of offhire days from scheduled drydockings compared to the same periods last year; and

•
a net decrease of $0.5 million in net bunker revenues for the three months ended September 30, 2010 due to an increased number of offhire days from scheduled drydockings compared to the same period last year, partially offset by an increase in bunker index prices which is used to determine the recovery compared to the same period last year;

partially offset by
•
a net increase of $0.9 million in net bunker revenues for the nine months ended September 30, 2010 due to an increase in bunker index prices compared to the same period last year, partially offset by an increased number of offhire days from scheduled drydockings compared to the same period last year; and

•
increases of $0.1 million and $0.5 million, respectively, for the three and nine months ended September 30, 2010, from increases in the daily hire rates for all nine time-charter contracts with Teekay Corporation.

Vessel Operating Expenses. Vessel operating expenses decreased for the three and nine months ended September 30, 2010, from the same periods last year, primarily due to:
•
a decrease of $0.5 million for the nine months ended September 30, 2010 due to decreases in crew levels and transportation costs as a result of a vessel being managed by Teekay Corporation that had been managed previously by an external party;

•	decreases of $0.1 million and $0.3 million, respectively, relating to insurance costs for the three and nine months ended September 30, 2010;
•	a decrease of $0.1 million for the three months ended September 30, 2010 due to a decrease in the consumption and use of consumables, lube oil, and freight; and
partially offset by
•	an increase of $0.3 million for the nine months ended September 30, 2010 due to an increase in the consumption and use of consumables, lube oil, and freight.
Depreciation and Amortization Expense. Depreciation and amortization expense increased for the three and nine months ended September 30, 2010, from the same periods last year, primarily due to increased drydockings in 2010.
FSO Segment
Our FSO fleet consists of six vessels that operate under fixed-rate time charters or fixed-rate bareboat charters. Of the six FSO units, four are owned by OPCO, and two are owned by us. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Our revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening of the U.S. Dollar relative to the Norwegian Kroner and Australian Dollar may result in a significant decrease in our revenues and a decrease in vessel operating expenses.

The following table presents our FSO segment’s operating results for the three and nine months ended September 30, 2010 and 2009, and compares its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2010 and 2009 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days for our FSO segment:

(in thousands of U.S. dollars, except	Three Months Ended September 30,
calendar-ship-days and percentages)	2010	2009	% Change

Revenues	17,031	14,781	15.2
Voyage expenses	254	272	(6.6)

Net voyage revenues	16,777	14,509	15.6
Vessel operating expenses	8,296	7,019	18.2
Depreciation and amortization	3,479	5,470	(36.4)
General and administrative (1)	837	749	11.7

Income from vessel operations	4,165	1,271	227.7

Calendar-Ship-Days
Owned Vessels	552	460	20.0

(in thousands of U.S. dollars, except	Nine Months Ended September 30,
calendar-ship-days and percentages)	2010	2009	% Change

Revenues	56,100	45,970	22.0
Voyage expenses	579	720	(19.6)

Net voyage revenues	55,521	45,250	22.7
Vessel operating expenses	25,121	19,412	29.4
Depreciation and amortization	12,725	16,291	(21.9)
General and administrative (1)	2,856	1,895	50.7

Income from vessel operations	14,819	7,652	93.7

Calendar-Ship-Days
Owned Vessels	1,638	1,365	20.0

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources).
We acquired the Falcon Spirit from Teekay Corporation in April 2010. However, as a result of the inclusion of the Dropdown Predecessor, the Falcon Spirit has been included for accounting purposes in our results as if it was acquired on December 15, 2009, when the vessel began operations under the ownership of Teekay Corporation. Please read “Items You Should Consider When Evaluating Our Results of Operations — Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control.”
Net Revenues. Net revenues increased for the three and nine months ended September 30, 2010, respectively, from the same periods last year, primarily due to:
•	increases of $2.7 million and $7.9 million, respectively, for the three and nine months ended September 30, 2010, due to the inclusion of the Falcon Spirit commencing in December 2009; and
•
increases of $0.4 million and $3.5 million, respectively, for the three and nine months ended September 30, 2010, due to foreign currency exchange differences as compared to the same periods last year;

partially offset by
•
net decreases of $0.8 million and $1.0 million, respectively, for the three and nine months ended September 30, 2010, due to a lower charter rate on the Navion Saga in accordance with the charter contract that took effect in the second quarter of 2010 as compared to the same periods last year, partially offset by a one-time reimbursement from customers for certain crewing costs in the three months ended March 31, 2010.

Vessel Operating Expenses. Vessel operating expenses increased for the three and nine months ended September 30, 2010, from the same periods last year, primarily due to:
•	increases of $0.8 million and $2.5 million, respectively, for the three and nine months ended September 30, 2010, due to the inclusion of the Falcon Spirit commencing in December 2009;
•	increase of $0.7 million for the nine months ended September 30, 2010 due to an increase in crewing costs;
•
increases of $0.1 million and $1.6 million, respectively, for the three and nine months ended September 30, 2010, due to weakening of the U.S. Dollar against the Australian Dollar compared to the same periods last year; and

•	increases of $0.4 million and $0.9 million, respectively, for the three and nine months ended September 30, 2010, due to increase in service and maintenance cost.

Depreciation and amortization. Depreciation decreased by $2.0 million and $3.6 million, respectively, for the three and nine months ended September 30, 2010, from the same periods last year as the costs relating to the conversion of the Navion Saga from a shuttle tanker to an FSO unit were fully depreciated at the end of the fixed term of its contract in April 2010.
FPSO Segment
As at September 30, 2010, our FPSO fleet consisted of the Petrojarl Varg, which is owned by us and operates under a fixed-rate time charter. We use the FPSO unit to provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate charter contracts or FPSO service contracts. Historically, the utilization of FPSO units and other vessels in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production.
The following table presents our FPSO segment’s operating results for the three and nine months ended September 30, 2010 and 2009 and also provides a summary of the calendar-ship-days for our FPSO segment:

(in thousands of U.S. dollars, except	Three Months Ended September 30,
calendar-ship-days and percentages)	2010	2009	% Change

Revenues	23,726	25,525	(7.0)
Vessel operating expenses	13,223	10,020	32.0
Depreciation and amortization	5,119	5,633	(9.1)
General and administrative (1)	1,361	631	115.7

Income from vessel operations	4,023	9,241	(56.5)

Calendar-Ship-Days
Owned Vessels	92	92	—

(in thousands of U.S. dollars, except	Nine Months Ended September 30,
calendar-ship-days and percentages)	2010	2009	% Change

Revenues	77,763	73,031	6.5
Vessel operating expenses	33,539	29,112	15.2
Depreciation and amortization	15,361	16,899	(9.1)
General and administrative (1)	3,835	3,678	4.3

Income from vessel operations	25,028	23,342	7.2

Calendar-Ship-Days
Owned Vessels	273	273	—

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources).
We acquired the Petrojarl Varg from Teekay Corporation in September 2009. However, as a result of the inclusion of the Dropdown Predecessor, the Petrojarl Varg has been included for accounting purposes in our results as if it was acquired on October 1, 2006, when Teekay Corporation acquired its initial 65% interest in the Petrojarl Varg. Please read “Items You Should Consider When Evaluating Our Results of Operations — Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control.”
Revenues. Revenues decreased for the three months ended September 30, 2010 from the same period last year, primarily due to a planned maintenance shutdown of 13 days in the third quarter of 2010.
Revenues increased for the nine months ended September 30, 2010 from the same period last year, as the Petrojarl Varg commenced a new four-year, fixed-rate contract extension with Talisman Energy under a new rate structure beginning in the third quarter of 2009.
Vessel Operating Expenses. Vessel operating expenses increased for the three and nine months ended September 30, 2010, from the same periods last year, primarily due to:
•	increases of $2.4 million and $2.1 million, respectively, for the three and nine months ended September 30, 2010, due to increased repairs compared to the same periods last year;
•	an increase of $1.8 million for the nine months ended September 30, 2010 due to the weakening of the U.S. Dollar against the Norwegian Kroner compared to the same period last year; and
•	increases of $1.1 million for the three and nine months ended September 30, 2010, respectively, due to higher crewing and manning costs compared to the same period last year;

partially offset by
•	a decrease of $0.2 million for the three months ended September 30, 2010 due to the strengthening of the U.S. Dollar against the Norwegian Kroner compared to the same period last year; and
•
decreases of $0.1 million and $0.5 million, respectively, relating to the net realized and unrealized changes in fair value of our foreign currency forward contracts that are or have been designated as hedges for accounting purposes.

Depreciation and Amortization. Depreciation and amortization expense decreased for the three and nine months ended September 30, 2010, respectively, from the same periods last year due to a reassessment of the residual values of the Petrojarl Varg.
Other Operating Results
General and Administrative Expenses. General and administrative expenses increased to $14.5 million and $44.1 million for the three and nine months ended September 30, 2010, respectively, from $12.8 million and $39.0 million, respectively, for the same periods last year, mainly due to an increase in management fees payable to a subsidiary of Teekay Corporation for services rendered to us, mainly from the acquisition of the Falcon Spirit and increases in office costs, and an increase in unrealized losses on foreign currency forward contracts that are or have been designated as hedges for accounting purposes.
Interest Expense. Interest expense, which excludes realized and unrealized gains and losses from interest rate swaps, decreased to $7.3 million and $23.0 million, respectively, for the three and nine months ended September 30, 2010, from $9.1 million and $33.5 million, respectively, for the same periods last year, primarily due to:
•	decreases of $1.2 million and $10.2 million, respectively, due to lower interest rates during the three and nine months ended September 30, 2010 compared to the same periods last year; and
•	decreases of $0.5 million and $1.6 million, respectively, for the three and nine months ended September 30, 2010, related to scheduled repayments and prepayments of debt during 2009 and 2010;
partially offset by
•	increases of $0.5 million and $1.4 million, respectively, for the three and nine months ended September 30, 2010, related to loan costs; and
•
an increase of $0.4 million for the nine months ended September 30, 2010 relating to the interest expense attributable to the operations of the Falcon Spirit that was incurred by Teekay Corporation and allocated to us as part of the results of the Dropdown Predecessor.

Realized and Unrealized (Losses) Gains on Non-designated Derivatives. Net realized and unrealized (losses) gains on non-designated derivatives were ($30.8) million and ($108.9) million, respectively, for the three and nine months ended September 30, 2010, compared to ($37.3) million and $37.7 million, respectively, for the same periods last year, as detailed in the table below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
(in thousands of U.S. dollars)	$	$	$	$
Realized losses relating to:
Interest rate swaps	(10,327)	(12,743)	(32,080)	(34,621)
Foreign currency forward contracts	(150)	(93)	(645)	(4,071)

	(10,477)	(12,836)	(32,725)	(38,692)

Unrealized (losses) gains relating to:
Interest rate swaps	(28,275)	(24,942)	(80,327)	71,538
Foreign currency forward contracts	7,983	476	4,123	4,870

	(20,292)	(24,466)	(76,204)	76,408

Total realized and unrealized (losses) gains on non-designated derivative instruments	(30,769)	(37,302)	(108,929)	37,716

Foreign Currency Exchange Gains (Losses). Foreign currency exchange gains were $1.7 million and $1.2 million for the three and nine months ended September 30, 2010, compared to losses of ($4.4) million and ($8.0) million, respectively, for the same periods last year. Our foreign currency exchange losses and gains, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes. Gains reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

Income Tax (Expense) Recovery. Income tax (expense) recovery was ($8.8) million and $8.7 for the three and nine months ended September 30, 2010, compared to ($20.2) million and ($26.9) million, respectively, for the same periods last year. The respective $11.5 million and $35.6 million increases to income tax recovery were primarily due to increases in deferred income tax recoveries relating to unrealized foreign exchange translation losses.
Other Income. Other income was $1.6 million and $5.6 million for the three and nine months ended September 30, 2010, compared to $2.1 million and $7.1 million, respectively, for the same periods last year, which was primarily comprised of leasing income from our volatile organic compound equipment.
Net (Loss) Income. As a result of the foregoing factors, net (loss) income amounted to ($9.1) million and $7.2 million for the three and nine months ended September 30, 2010, compared to net (loss) income of ($31.5) million and $81.2 million, respectively, for the same periods last year.
Liquidity and Capital Resources
Liquidity and Cash Needs
As at September 30, 2010, our total cash and cash equivalents were $158.5 million, compared to $101.7 million at December 31, 2009. Our total liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $448.0 million as at September 30, 2010, compared to $285.7 million as at December 31, 2009. The 2009 cash and liquidity amounts exclude amounts attributable to the Dropdown Predecessor. The increase in liquidity is primarily the result of the equity offering in August 2010 and from our cash flow from operations.
In addition to distributions on our equity interests, our primary short-term liquidity needs are to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures.
We believe that our existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash including cash from operations, will be sufficient to meet our existing liquidity needs for at least the next 12 months. Generally, our long-term sources of funds are from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Because we and OPCO distribute all of our and its available cash, we expect that we and OPCO will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the omnibus agreement with Teekay Corporation and other of its affiliates.
The passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and reduced demand for our services.
Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

	Nine Months Ended September 30,
(in thousands of U.S. dollars)	2010	2009

Net cash flow from operating activities	225,528	140,606
Net cash flow used for financing activities	(180,811)	(134,495)
Net cash flow used for investing activities	12,002	5,287
Operating Cash Flows. Net cash flow from operating activities increased to $225.5 million for the nine months ended September 30, 2010, from $140.6 million for the same period in 2009, due primarily to a net increase in changes to non-cash working capital items, decreases in drydock expenditures, time-charter hire expenses, and interest expense, increased rates from our shuttle tanker operations, the acquisition of the Falcon Spirit, and an increase in the contract rate for the Petrojarl Varg, partially offset by an increase in the number of offhire days related to drydockings, less revenue days from our shuttle tanker operations, and the redelivery of one in-chartered vessel.
Financing Cash Flows. During the nine months ended September 30, 2010, scheduled debt repayments and prepayments on debt totaled $362.5 million. Net proceeds from long-term debt of $119.4 million were used primarily to prepay long-term debt and to finance a portion of the acquisition of the Falcon Spirit from Teekay Corporation.
On March 22, 2010, we completed a public offering of 5.1 million common units (including 660,000 common units acquired by the underwriters upon exercise of their overallotment option) at a price of $19.48 per unit, for gross proceeds of $100.6 million (including the General Partner’s total contribution of $2.0 million). We used the net proceeds of $95.5 million to repay the remaining $60.0 million of the Teekay Corporation vendor financing related to the September 2009 acquisition of the Petrojarl Varg, and to finance a portion of the acquisition of Teekay Corporation’s interest in the Falcon Spirit.

On August 20, 2010, we completed a public offering of 6.0 million common units (including 787,500 units issued upon the exercise of the underwriters’ overallotment option) at a price of $22.15 per unit, for gross proceeds of $136.5 million (including the General Partner’s $2.7 million proportionate capital contribution). We used the net proceeds of $130.4 million from the equity offering to repay a portion of its outstanding debt under one of its revolving credit facilities.
During the nine months ended September 30, 2009, scheduled debt repayments and prepayments on debt totaled $265.2 million.
Cash distributions paid by our subsidiaries to non-controlling interest during the nine months ended September 30, 2010 and 2009 totaled $59.0 million and $44.1 million, respectively. Cash distributions paid by us to our unitholders and our General Partner during the nine months ended September 30, 2010 and 2009, totaled $60.6 million and $42.8 million, respectively. Subsequent to September 30, 2010, cash distributions for the three months ended September 30, 2010 were declared and paid on November 12, 2010 and totaled $24.5 million.
Investing Cash Flows. During the nine months ended September 30, 2010, net cash flow from investing activities was $12.0 million, primarily relating to scheduled lease payments of $17.2 million received from the leasing of our volatile organic compound emissions equipment and direct financing lease assets, partially offset by expenditures for assets and equipment and investment in direct financing lease assets.
During the nine months ended September 30, 2009, net cash flow from investing activities was $5.3 million, primarily relating to scheduled lease payments of $17.0 million received from the leasing of our volatile organic compound emissions equipment, partially offset by expenditures for assets and equipment.
Credit Facilities
As at September 30, 2010, our total debt was $1.49 billion, compared to $1.78 billion as at December 31, 2009, including amounts attributable at December 31, 2009 to the Dropdown Predecessor. Our revolving credit facilities and term loans are described in Item 1 — “Financial Statements: Note 6 — Long-Term Debt.” All of our vessel financings are collateralized by the applicable vessels. The term loans were used to finance our six 50% owned subsidiaries and our revolving credit facility agreements contain typical covenants and other restrictions, including, in some cases, those that restrict the relevant subsidiaries from:
•	incurring or guaranteeing indebtedness;
•	changing ownership or structure, including by mergers, consolidations, liquidations and dissolutions;
•	making dividends or distributions when in default of the relevant loans;
•	making capital expenditures in excess of specified levels;
•	making certain negative pledges or granting certain liens;

•	selling, transferring, assigning or conveying assets; or
•	entering into a new line of business.
We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars.
Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at September 30, 2010:

		Balance	2011	2013
		of	and	and	Beyond
	Total	2010	2012	2014	2014
	(in millions of U.S. Dollars)

Long-term debt (1)	1,492.5	37.2	351.7	915.2	188.4
Chartered-in vessels (Operating leases)	174.1	17.5	103.4	46.4	6.8

Total contractual obligations	1,666.6	54.7	455.1	961.6	195.2

(1)
Excludes expected interest payments of $4.9 million (remainder of 2010), $33.8 million (2011 and 2012), $19.8 million (2013 and 2014) and $4.5 million (beyond 2014). Expected interest payments are based on LIBOR, plus margins which ranged between 0.45% and 3.25% as at September 30, 2010.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Critical Accounting Estimates
We prepare our financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read “Item 5 — Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2009.
Goodwill
As of September 30, 2010, the shuttle tanker segment had goodwill attributable to it. During the third quarter of 2009, we determined there were indicators of impairment present within the shuttle tanker segment. Consequently, an interim goodwill impairment test was conducted on this reporting unit. This interim goodwill impairment test determined that the fair value of the reporting unit exceeded its carrying value by approximately 75%; as a result we determined such goodwill was not impaired at that date. As of September 30, 2010, the carrying value of goodwill for this reporting unit was $127.1 million. Key assumptions that impact the fair value of this reporting unit include our ability to do the following: maintain or improve the utilization of our vessels; redeploy existing vessels on the expiry of their current charters; control or reduce operating expenses; pass on operating cost increases to our customers in the form of higher charter rates; and continue to grow the business. Other key assumptions include the operating life of our vessels, our cost of capital, the volume of production from certain offshore oil fields, and the fair value of our credit facilities. If actual future results are less favorable than expected results in one or more of these key assumptions, an impairment of goodwill may occur.
However, certain factors that impact our goodwill impairment test are inherently difficult to forecast and, as such, we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements.”
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three and nine months ended September 30, 2010 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future growth prospects;
•	results of operations and revenues and expenses;
•
our belief that the master time charter arrangement with Statoil will provide more seasonally stable cash flows and predictability and the use of the Aframax newbuilding shuttle tankers under the new arrangement

•	offshore and tanker market fundamentals, including the balance of supply and demand in the offshore and tanker market;
•	future capital expenditures and availability of capital resources to fund capital expenditures;
•	offers of shuttle tankers, FSOs and FPSOs and related contracts from Teekay Corporation and our accepting the offers;
•	obtaining offshore projects that we or Teekay Corporation bid on or may be awarded;
•	delivery dates of and financing for newbuildings or existing vessels;
•	vessel operating and crewing costs for vessels;
•	entrance into joint ventures and partnerships with companies;
•	the commencement of service of newbuildings or existing vessels;

•	the duration of drydockings;
•	potential newbuilding order cancellations;
•	the future valuation of goodwill;
•	our liquidity needs;
•	our compliance with covenants under our credit facilities;
•	our hedging activities relating to foreign exchange, interest rate and spot market risks;
•	the ability of the counterparties for our derivative contracts to fulfill their contractual obligations; and
•	our exposure to foreign currency fluctuations, particularly in Norwegian Kroner.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in the demand for offshore oil transportation, production and storage services; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in the Partnership’s expenses; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; changes to the amount of proportion of revenues and expenses denominated in foreign currencies; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2009. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2010
PART I — FINANCIAL INFORMATION

ITEM 3 —	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service debt. We use interest rate swaps to reduce exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with the floating-rate debt.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The tables below provide information about financial instruments as at September 30, 2010 that are sensitive to changes in interest rates. For long-term debt, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	Balance							Fair
	of					There-		Value
	2010	2011	2012	2013	2014	after	Total	Liability	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate (2)	37.2	187.4	164.3	209.6	705.6	188.4	1,492.5	(1,402.7)	1.3%

Interest Rate Swaps:
Contract Amount (3)	58.1	108.7	214.2	119.9	40.3	663.5	1,204.7	(157.6)	3.9%
Average Fixed Pay Rate (2)	2.6%	2.7%	2.5%	2.6%	4.8%	4.8%	3.9%

(1)
Rate refers to the weighted-average effective interest rate for our debt, including the margin paid on our floating-rate debt and the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of September 30, 2010 ranged between 0.45% and 3.25%.

(2)	Interest payments on floating-rate debt and interest rate swaps are based on LIBOR.

(3)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

Foreign Currency Fluctuation Risk
Our functional currency is U.S. dollars because virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain vessel operating expenses and general and administrative expenses in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, Australian Dollars, British Pounds, Euros and Singapore Dollars. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.
We may continue to seek to hedge certain of our currency fluctuation risks in the future. At September 30, 2010, we were committed to the following foreign currency forward contracts:

	Contract Amount
	in Foreign
	Currency	Forward	2010	2011	2012
	(thousands)	Rate (1)	(in thousands of U.S. Dollars)
Norwegian Kroner	708,804	6.27	$18,009	$59,758	$35,196
British Pound	4,790	0.66	462	5,646	1,111
Euro	20,973	0.74	5,298	17,031	6,176

			$23,769	$82,435	$42,483

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
Although the majority of transactions, assets and liabilities are denominated in U.S. Dollars, OPCO had Norwegian Kroner-denominated deferred income taxes of approximately 76.4 million (U.S. Dollar 13.0 million) at September 30, 2010. Neither we nor OPCO have entered into any forward contracts to protect against currency fluctuations on any future taxes.
Commodity Price Risk
We are exposed to changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. We may use bunker fuel swap contracts as economic hedges to protect against changes in bunker fuel costs. As at September 30, 2010, we are not committed to any bunker fuel swap contracts.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2010
PART II — OTHER INFORMATION

Item 1 —	Legal Proceedings
None

Item 1A —	Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2009, which could materially affect our business, financial condition or results of operations.

Item 2 —	Unregistered Sales of Equity Securities and Use of Proceeds
None

Item 3 —	Defaults Upon Senior Securities
None

Item 4 —	Reserved

Item 5 —	Other Information
None

Item 6 —	Exhibits
None
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP:
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-150682) FILED WITH THE SEC ON MAY 6, 2008

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P. By: Teekay Offshore GP L.L.C., its general partner
Date: November 29, 2010	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)